EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**01/24/11**
Item IDs	**2.02**
	9.01
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 4th Quarter 2010 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO 4th Quarter Earnings Release
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K. CHCO 4th Quarter 2010 Earnings

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 24, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On January 24, 2011, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the fourth quarter and year ended December 31, 2010. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued January 24, 2011

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>January 26, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
‎   David L. Bumgarner
‎   Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 24, 2011

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces 2010 Earnings

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today reported financial results for the year ended December 31, 2010. The Company's earnings remained strong while loans and deposits continued to grow as evidenced by a $72.6 million (4.1%) increase in the Company's loan portfolio and a $23.5 million (1.1 %) increase in its average depository base from the quarter ended December 31, 2009. This growth, bolstered by a continuation of solid credit quality trends, helped partially offset the impact of lower service fee income and decreased interest income from interest rate floors.

The Company reported net income per diluted share for 2010 of $2.47 compared to $2.68 for 2009. Net income for 2010 was $39.0 million compared to $42.6 million for 2009.   For 2010, the Company achieved a return on assets of 1.47%, a return on tangible equity of 15.0%, a net interest margin of 4.06%, and an efficiency ratio of 52.9%.

For the fourth quarter of 2010, the Company reported net income of $9.9 million, or $0.64 per diluted share compared to $11.1 million or $0.70 per diluted share in the fourth quarter of 2009. For the fourth quarter of 2010, the Company achieved a return on assets of 1.49%, a return on tangible equity of 15.0%, a net interest margin of 3.92%, and an efficiency ratio of 50.7%.

Charles Hageboeck, President and Chief Executive Officer stated "While our financial results are down slightly from 2009, our results compare favorably to our peers considering the many headwinds and challenges our industry encountered again this year. Although the economy is still in a state of flux, City's asset quality remains strong with stable and relatively low levels of past due loans. Our nonperforming assets declined $4.8 million, or 19%, from December 31, 2009 and net charge-offs for the year were $3.2 million lower than 2009."

"During 2010, City maintained net interest income at nearly the same level as 2009 despite a substantial decrease in interest income from interest rate floors and a sustained and abnormally low interest rate environment. City offset these challenges by growing its loan portfolio 4.1% during 2010 and judiciously pricing interest bearing deposits. I am particularly pleased with our loan growth in commercial, home equity, and residential real estate portfolios at a time when many banks are experiencing declining or stable balances."

"While City was able to successfully meet these headwinds, changes mandated in the Electronic Funds Transfer Act ("Regulation E") and a general decline in consumer spending adversely impacted our service fee revenues. While our customers responded to "Regulation E" as we had anticipated (the majority of customers who utilized these services elected to "opt in" and the majority of those who had not used these services did not), the regulatory change and new processes we implemented to support it, combined with less consumer spending, reduced our service fee income by 11% compared to 2009. City also experienced additional credit-related net impairment losses during 2010, primarily in our portfolio of community bank equity positions."

"In spite of these many challenges, City's consistent history of solid earnings have enabled the Company to continue our strong quarterly dividend of 34 cents per share while many of our peers eliminated or significantly reduced shareholders dividends. City's strong capital, liquidity, and stable core-deposits provide us with the ability to consider acquisition opportunities to grow the Company. City remains one of the most profitable and well capitalized publicly traded banks in the U.S. and we look forward to continuing to provide our shareholders the value they have come to expect and our customers the services they need," Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income decreased $1.0 million, or 1.1%, from $96.3 million in 2009 to $95.3 million in 2010. This decline is due to a decrease in interest income associated with the gain from the sale of interest rate floors. During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The $16.7 million gain from sales of these interest rate floors is being recognized over the remaining lives of the various hedged loans – primarily prime-based commercial and home equity loans. During 2010, the Company recognized $4.5 million of interest income compared to $9.7 million of interest income recognized in 2009 from the interest rate floors. This decline was partially offset by the decrease in interest expense exceeding the decline in interest income from 2009 resulting in an increase in tax equivalent net interest income of approximately $3.1 million. In addition, the Company recognized $1.1 million of additional interest income related to three of the six pools of previously securitized loans that had a negative carrying value due to actual recoveries that exceeded estimates and discount accretion previously recognized. As a result, the carrying value for these three pools is $0 and future cash receipts related to these three pools will be recognized as interest income as received. The Company's reported net interest margin decreased from 4.18% for the year ended December 31, 2009 to 4.06% for the year ended December 31, 2010.

The Company's tax equivalent net interest income decreased $0.6 million, or 2.6%, from $23.8 million during the fourth quarter of 2009 to $23.2 million during the fourth quarter of 2010. This decline is due to a decrease in interest income associated with the gain from the sale of interest rate floors.   During the fourth quarter of 2010, the Company recognized $0.8

million of interest income compared to $1.9 million of interest income recognized in the fourth quarter of 2009 from the interest rate floors. This decline was partially offset by the decrease in interest expense exceeding the decline in interest income from the fourth quarter of 2009 resulting in an increase in tax equivalent net interest income of approximately $0.5 million. The Company's reported net interest margin decreased from 4.07% for the quarter ended December 31, 2009 to 3.92% for the quarter ended December 31, 2010.

Credit Quality

The Company's ratio of non-performing assets to total loans and other real estate owned decreased from 1.31% at September 30, 2010 to 1.12% at December 31, 2010 and improved 31 basis points from December 31, 2009. Past due loans increased modestly from $7.9 million at September 30, 2010 to $8.7 million or 0.47% of total loans outstanding at December 31, 2010 and increased $0.2 million from December 31, 2009. Past due commercial, financial, and agriculture loans were $0.8 million or 0.10% of loans outstanding at December 31, 2010; past due residential real estate loans were $4.8 million or 0.78% of loans outstanding at December 31, 2010; and past due home equity loans were $2.3 million or 0.55% of loans outstanding at December 31, 2010.

The Company recognized net charge-offs of $2.5 million for the fourth quarter of 2010. Net charge-offs on depository accounts and residential loans were $1.5 million and $0.8 million, respectively, for the fourth quarter. Depository account charge-offs increased in the fourth quarter of 2010 due to a specific, nonrecurring depository overdraft loss during the quarter and was appropriately considered in the Company's normal process for estimating the allowance for loan losses and recognizing charge-offs. While charge-offs on depository accounts are appropriately taken against the Allowance for Loan Losses ("ALLL"), the revenue associated with depository accounts is reflected in service charges.

At December 31, 2010, the ALLL was $18.2 million or 0.98% of total loans outstanding and 156% of non-performing loans compared to $18.5 million or 1.03% of loans outstanding and 132% of non-performing loans at December 31, 2009.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $2.3 million in the fourth quarter of 2010 and $7.1 million for the year ended December 31, 2010 compared to $1.5 million and $7.0 million for the comparable periods in 2009. The provision for loan losses recorded during 2010 reflects difficulties encountered by certain commercial borrowers of the Company during the year, the downgrade of their related credits and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Impairment Losses

During 2010, the Company recorded $6.1 million of credit-related net investment impairment losses, including $1.2 million in the fourth quarter. The charges deemed to be other than temporary were related to pooled bank trust preferreds ($0.1 million credit-related net impairment losses in the fourth quarter and a $1.8 million credit-related net impairment losses for the full year) with remaining book value of $7.8 million at December 31, 2010; single issuer bank trust preferreds ($0.7 million credit-related net impairment losses for the full year) with remaining book value of $1.2 at December 31, 2010; and community bank and bank holding company equity positions ($1.1 million credit-related net impairment losses in the fourth quarter and $3.6 million for the full year) with remaining book value of $3.6 million at December 31, 2010. The credit-related net impairment charges related to the pooled bank trust preferred securities and single issuer bank trust preferred securities (Cascade Capital Trust I issued by Cascade Financial of Everett, Washington) were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary. Based on management's assessment of the securities the Company owns, the seniority position of the securities within the pools, the level of defaults and deferred payments within the pools, and a review of the financial strength of the banks within the respective pools, management concluded that credit-related impairment charges of $1.8 million and $0.7 million on the pooled bank trust preferred securities and single issuer bank trust preferred securities, respectively, were appropriate for the year ended December 31, 2010. During the year ended December 31, 2010, the Company recognized $3.6 million of credit-related impairment charges on the Company's equity positions due to trends of poor financial performance over the last several quarters and the length of time and the extent to which the market values of these securities have been below the Company's cost basis in these positions. As a result of these factors, the Company does not expect the market value of these securities to recover in the near future. These losses were partially offset by realized investment gains of $1.4 million as the Company sold certain single issuer trust preferred securities with a remaining book value of $75.3 million during the year ended December 31, 2010.

Non-interest Income

Exclusive of net other-than-temporary investment impairment losses and realized investment security gains/(losses), non-interest income decreased $4.5 million to $53.6 million for the year ended December 31, 2010 as compared to $58.1 million for the year ended December 31, 2009. Service charges from depository accounts decreased $5.0 million, or 11.1%, to $40.0 million for the year ended December 31, 2010. This decline is primarily attributable to the Company's compliance with new federal rules under the Electronic Funds Transfer Act, also known as Regulation E. The changes to this regulation affect how banks can provide certain overdraft services, and were effective July 1, 2010 for new customers and August 15, 2010 for existing accounts. This decrease was partially offset by an increase of $0.4 million, or 18.1%, in trust and investment management fee income from $2.4 million for the year ended December 31, 2009 compared to $2.8 million for the year ended December 31, 2010.

Exclusive of other than temporary investment impairment losses and investment losses, total non-interest income decreased $1.2 million to $13.1 million for the fourth quarter of 2010 as compared to the fourth quarter of 2009. Service charges from depository accounts decreased $2.0 million due to the changes from complying with Regulation E and a general decline in consumer spending. This decrease was partially offset by increases in insurance commission revenues of $0.4 million, trust and investment management fee income of $0.2 million, and other income of $0.2 million from the fourth quarter of 2009.

Non-interest Expenses

Non-interest expenses increased $1.5 million from $77.2 million for the year ended December 31, 2009 to $78.7 million for the year ended December 31, 2010. Insurance and regulatory expense increased $1.5 million, or 44.1%, from the year ended December 31, 2009 primarily as a result of the Company fully utilizing the balance of its FDIC credits during 2009 and increases in the general assessment rates during 2010, which increased the Company's FDIC insurance expense from $2.2 for the year ended December 31, 2009 to $3.7 million for the year ended December 31, 2010. In addition, repossessed asset losses increased $0.8 million and salaries and employee benefits increased $0.7 million, or 1.9%, from the year ended December 31, 2009. The repossessed asset losses were primarily due to the write down of a foreclosed property located in the eastern panhandle of West Virginia reflecting continued weakness in property values in this market. As a result of this write down, this foreclosed property is now valued at approximately one-half of its original cost. Partially offsetting these increases were decreases in other expenses of $0.7 million, or 7.9%, and bankcard expenses of $0.6 million, or 24.9%. Other expenses decreased primarily due to a decrease of $0.6 million of amortization expenses associated with low income housing tax credits.

Total non-interest expenses decreased $0.9 million from $19.3 million in the fourth quarter of 2009 to $18.4 million in the fourth quarter of 2010. Other expenses decreased $1.1 million due primarily to amortization associated with low income housing tax credits while insurance and advertising expenses were $0.2 million lower. These increases were partially offset by increased salaries and employee benefit expenses of $0.4 million.

Income Tax Expense

The Company's effective income tax rate for the quarter and year ended December 31, 2010 was 29.8% and 32.1% compared to 29.5% and 32.5% for the quarter and year ended December 31, 2009, respectively.

Balance Sheet Trends

As compared to December 31, 2009, loans have increased $72.6 million (4.1%) at December 31, 2010 due to increases in commercial loans of $44.3 million (5.9%), home equity loans of $17.4 million (4.4%), and residential real estate loans of $14.7 million (2.5%).

Total average depository balances decreased $15.0 million, or 0.7%, from the quarter ended September 30, 2010 to the quarter ended December 31, 2010. This decline was primarily due to a decrease in time deposits of $23.6 million that was partially offset by increases in interest bearing demand deposits and noninterest bearing demand deposits of $4.8 million and $3.1 million, respectively. As compared to the quarter ended December 31, 2009, total average depository balances have increased $23.5 million, or 1.1%, for the quarter ended December 31, 2010. This increase was due to increased interest bearing deposits ($31.6 million), noninterest bearing deposits ($28.6 million), and savings deposits ($13.7 million) that were partially offset by a decrease in time deposits ($50.4 million).

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 85.9% and the loan to asset ratio was 70.7% at December 31, 2010. The Company maintained investment securities totaling 17.2% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 46.3% of assets at December 31, 2010. Time deposits fund 36.0% of assets at December 31, 2010, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. The Company's tangible equity ratio was 10.0% at December 31, 2010 compared with a tangible equity ratio of 9.8% at December 31, 2009. At December 31, 2010, City National Bank's Leverage Ratio is 9.62%, its Tier I Capital ratio is 12.67%, and its Total Risk-Based Capital ratio is 13.61%. These preliminary regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On December 31, 2010, the Board approved a quarterly cash dividend to 34 cents per share payable January 31, 2011, to shareholders of record as of January 14, 2011. During the year ended December 31, 2010, the Company repurchased 408,151 common shares at a weighted average price of $31.61 as part of a one million share repurchase plan authorized by the Board of Directors in October 2009.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 68 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; (15) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended December 31,		Percent Change
	2010	2009	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 23,203	$ 23,817	(2.58)%
Net Income available to common shareholders	9,908	11,078	(10.56)%
Earnings per Basic Share	0.64	0.70	(8.71)%
Earnings per Diluted Share	0.64	0.70	(8.78)%
Key Ratios (percent):			
Return on Average Assets	1.49%	1.69%	(11.53)%
Return on Average Tangible Equity	14.99%	17.71%	(15.38)%
Net Interest Margin	3.92%	4.07%	(3.57)%
Efficiency Ratio	50.69%	50.60%	0.19%
Average Shareholders' Equity to Average Assets	12.09%	11.70%	3.37%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.88%	13.63%	1.83%
Total	14.81%	14.60%	1.44%
Tangible Equity to Tangible Assets	10.01%	9.82%	1.93%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	20.31	19.45	4.42%
Tangible Book Value per Share	16.66	15.86	5.04%
Market Value per Share:			
High	38.03	33.29	14.24%
Low	30.37	28.96	4.87%
End of Period	36.23	31.25	15.94%
Price/Earnings Ratio (b)	14.20	11.18	27.00%

	Twelve Months Ended December 31,		Percent Change
	2010	2009	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 95,278	$ 96,338	(1.10)%
Net Income available to common shareholders	38,960	42,645	(8.64)%
Earnings per Basic Share	2.48	2.69	(7.57)%
Earnings per Diluted Share	2.47	2.68	(7.61)%
Key Ratios (percent):			
Return on Average Assets	1.47%	1.63%	(10.22)%
Return on Average Tangible Equity	15.02%	17.95%	(16.35)%
Net Interest Margin	4.06%	4.18%	(2.96)%
Efficiency Ratio	52.93%	49.99%	5.89%
Average Shareholders' Equity to Average Assets	11.91%	11.29%	5.43%
Common Stock Data:			
Cash Dividends Declared per Share	$ 1.36	$ 1.36	-
Market Value per Share:			
High	38.03	34.34	10.75%
Low	26.87	20.88	28.69%
Price/Earnings Ratio (b)	14.59	11.63	25.42%

(a) December 31, 2010 risk-based capital ratios are estimated
(b) December 31, 2010 price/earnings ratio computed based on 2010 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	March 31	June 30	September 30	December 31	Low	High
		Book Value per Share			Market Price Range per Share	
2006	$ 16.17	$ 16.17	$ 16.99	$ 17.46	$ 34.53	$ 41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	19.95	20.31	20.31	26.87	38.03

Earnings per Basic Share

	March 31	June 30	September 30	December 31	Year-to-Date
			Quarter Ended		
2006	$ 0.71	$ 0.78	$ 0.78	$ 0.74	$ 3.00
2007	0.76	0.72	0.76	0.78	3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68	0.58	0.64	2.48

Earnings per Diluted Share

	March 31	June 30	September 30	December 31	Year-to-Date
			Quarter Ended		
2006	$ 0.71	$ 0.77	$ 0.77	$ 0.74	$ 2.99
2007	0.76	0.72	0.76	0.78	3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68	0.58	0.64	2.47

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended December 31, | |
	2010	2009
Interest Income		
Interest and fees on loans	$ 24,124	$ 25,746
Interest on investment securities:		
Taxable	4,647	5,706
Tax-exempt	454	434
Interest on deposits in depository institutions	-	1
Interest on federal funds sold	16	-
Total Interest Income	29,241	31,887
Interest Expense		
Interest on deposits	6,042	8,000
Interest on short-term borrowings	79	134
Interest on long-term debt	162	168
Total Interest Expense	6,283	8,302
Net Interest Income	22,958	23,585
Provision for loan losses	2,343	1,475
Net Interest Income After Provision for Loan Losses	20,615	22,110
Non-Interest Income		
Total investment securities impairment losses	(1,932)	(6,637)
Noncredit impairment losses recognized in other comprehensive income	713	5,762
Net investment securities impairment losses	(1,219)	(875)
Loss on sale of investment securities	(1)	(562)
Service charges	9,624	11,628
Insurance commissions	1,503	1,110
Trust and investment management fee income	720	549
Bank owned life insurance	751	753
Other income	527	320
Total Non-Interest Income	11,905	12,923
Non-Interest Expense		
Salaries and employee benefits	8,930	8,523
Occupancy and equipment	1,861	1,947
Depreciation	1,138	1,180
Professional fees	502	439
Postage, delivery, and statement mailings	548	573
Advertising	647	830
Telecommunications	428	455
Bankcard expenses	548	570
Insurance and regulatory	1,238	1,014
Office supplies	457	484
Repossessed asset losses, net of expenses	196	321
Other expenses	1,907	2,980
Total Non-Interest Expense	18,400	19,316
Income Before Income Taxes	14,120	15,717
Income tax expense	4,212	4,639
Net Income Available to Common Shareholders	$ 9,908	$ 11,078
Distributed earnings allocated to common shareholders	$ 5,239	$ 5,370
Undistributed earnings allocated to common shareholders	4,610	5,697
Net earnings allocated to common shareholders	$ 9,849	$ 11,068
Average common shares outstanding	15,439	15,838
Effect of dilutive securities:		
Employee stock options	69	59
Shares for diluted earnings per share	15,508	15,897
Basic earnings per common share	$ 0.64	$ 0.70
Diluted earnings per common share	$ 0.64	$ 0.70

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Twelve months ended December 31,	
	2010	2009
Interest Income		
Interest and fees on loans	$ 99,456	$ 107,142
Interest on investment securities:		
Taxable	20,594	23,200
Tax-exempt	1,837	1,683
Interest on deposits in depository institutions	-	11
Interest on federal funds sold	29	-
Total Interest Income	121,916	132,036
Interest Expense		
Interest on deposits	26,608	35,230
Interest on short-term borrowings	362	529
Interest on long-term debt	658	844
Total Interest Expense	27,628	36,603
Net Interest Income	94,288	95,433
Provision for loan losses	7,093	6,994
Net Interest Income After Provision for Loan Losses	87,195	88,439
Non-Interest Income		
Total investment securities impairment losses	(9,400)	(11,100)
Noncredit impairment losses recognized in other comprehensive income	3,336	5,762
Net investment securities impairment losses	(6,064)	(5,338)
Gain (loss) on sale of investment securities	1,397	(826)
Service charges	40,002	45,013
Insurance commissions	5,490	5,576
Trust and investment management fee income	2,767	2,343
Bank owned life insurance	3,396	3,271
Other income	1,951	1,944
Total Non-Interest Income	48,939	51,983
Non-Interest Expense		
Salaries and employee benefits	38,241	37,526
Occupancy and equipment	7,697	7,689
Depreciation	4,675	4,746
Professional fees	1,677	1,505
Postage, delivery, and statement mailings	2,371	2,600
Advertising	3,692	3,503
Telecommunications	1,732	1,865
Bankcard expenses	1,953	2,599
Insurance and regulatory	4,869	3,379
Office supplies	1,931	2,005
Repossessed asset losses, net of expenses	1,453	672
Other expenses	8,430	9,155
Total Non-Interest Expense	78,721	77,244
Income Before Income Taxes	57,413	63,178
Income tax expense	18,453	20,533
Net Income Available to Common Shareholders	$ 38,960	$ 42,645
Distributed earnings allocated to common shareholders	$ 20,956	$ 21,481
Undistributed earnings allocated to common shareholders	17,767	21,185
Net earnings allocated to common shareholders	$ 38,723	$ 42,666
Average common shares outstanding	15,589	15,877
Effect of dilutive securities:		
Employee stock options	62	55
Shares for diluted earnings per share	15,651	15,932
Basic earnings per common share	$ 2.48	$ 2.69
Diluted earnings per common share	$ 2.47	$ 2.68

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	December 31, 2010	December 31, 2009
Balance at October 1	$ 314,841	$ 305,140
Net income	9,908	11,078
Other comprehensive income:		
Change in unrealized (loss) on securities available-for-sale	(4,427)	(467)
Change in underfunded pension liability	(77)	521
Change in unrealized (loss) on interest rate floors	(491)	(1,242)
Cash dividends declared ($0.34/share)	(5,269)	(5,401)
Issuance of stock award shares, net	186	110
Exercise of 6,262 stock options	175	-
Exercise of 300 stock options	-	4
Excess tax benefits on stock compensation	15	
Purchase of 27,600 common shares of treasury	-	(841)
Balance at December 31	$ 314,861	$ 308,902

| | Twelve Months Ended | |
	December 31, 2010	December 31, 2009
Balance at January 1	$ 308,902	$ 285,463
Net income	38,960	42,645
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	2,902	11,442
Change in unrealized (loss) on interest rate floors	(2,768)	(6,224)
Change in underfunded pension liability	(77)	521
Cash dividends declared ($1.36/share)	(21,222)	(21,652)
Issuance of stock award shares, net	830	564
Exercise of 7,962 stock options	221	-
Exercise of 1,350 stock options	-	29
Excess tax benefits on stock compensation	15	-
Purchase of 408,151 common shares of treasury	(12,902)	-
Purchase of 133,286 common shares of treasury	-	(3,886)
Balance at December 31	$ 314,861	$ 308,902

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Quarter Ended			
	December 31 2010	September 30 2010	June 30 2010	March 31 2010	December 31 2009
Interest income	$ 29,241	$ 29,970	$ 31,770	$ 30,935	$ 31,887
Taxable equivalent adjustment	244	244	246	255	234
Interest income (FTE)	29,485	30,214	32,016	31,190	32,121
Interest expense	6,283	6,810	7,092	7,444	8,302
Net interest income	23,202	23,404	24,924	23,746	23,819
Provision for loan losses	2,343	1,847	1,823	1,080	1,475
Net interest income after provision for loan losses	20,859	21,557	23,101	22,666	22,344
Noninterest income	11,905	11,643	13,278	12,112	12,923
Noninterest expense	18,400	19,804	19,965	20,551	19,316
Income before income taxes	14,364	13,396	16,414	14,227	15,951
Income tax expense	4,212	4,129	5,453	4,659	4,639
Taxable equivalent adjustment	244	244	246	255	234
Net income available to common shareholders	$ 9,908	$ 9,023	$ 10,715	$ 9,313	$ 11,078
Distributed earnings allocated to common shareholders	$ 5,239	$ 5,237	$ 5,274	$ 5,345	$ 5,370
Undistributed earnings allocated to common shareholders	4,610	3,733	5,373	3,918	5,697
Net earnings allocated to common shareholders	$ 9,849	$ 8,970	$ 10,648	$ 9,263	$ 11,067
Average common shares outstanding	15,439	15,496	15,656	15,793	15,838
Effect of dilutive securities:					
Employee stock options	69	56	65	58	53
Shares for diluted earnings per share	15,508	15,552	15,721	15,851	15,891
Basic earnings per common share	$ 0.64	$ 0.58	$ 0.68	$ 0.59	$ 0.70
Diluted earnings per common share	0.64	0.58	0.68	0.58	0.70
Cash dividends declared per share	0.34	0.34	0.34	0.34	0.34
Average Common Share (000s):					
Outstanding	15,439	15,496	15,656	15,793	15,838
Diluted	15,508	15,552	15,721	15,851	15,897
Net Interest Margin	3.92%	3.94%	4.22%	4.14%	4.07%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

			Quarter Ended		
	December 31 2010	September 30 2010	June 30 2010	March 31 2010	December 31 2009
Non-Interest Income:					
Service charges	$ 9,624	$ 9,702	$ 10,448	$ 10,228	$ 11,628
Insurance commissions	1,503	1,346	1,244	1,397	1,110
Trust and investment management fee income	720	618	567	862	549
Bank owned life insurance	751	1,104	813	728	753
Other income	527	439	437	548	320
Subtotal	13,125	13,209	13,509	13,763	14,360
Total investment securities impairment losses	(1,932)	(3,028)	(1,237)	(3,203)	(861)
Noncredit impairment losses recognized in other comprehensive income	713	127	944	1,552	-
Net investment securities impairment losses	(1,219)	(2,901)	(293)	(1,651)	(861)
Gain (loss) on sale of investment securities	(1)	1,335	62	-	(576)
Total Non-Interest Income	$ 11,905	$ 11,643	$ 13,278	$ 12,112	$ 12,923
Non-Interest Expense:					
Salaries and employee benefits	$ 8,930	$ 9,817	$ 9,745	$ 9,749	$ 8,523
Occupancy and equipment	1,861	1,917	1,874	2,045	1,947
Depreciation	1,138	1,145	1,174	1,218	1,180
Professional fees	502	414	398	363	439
Postage, delivery, and statement mailings	548	599	615	609	573
Advertising	647	891	1,241	913	830
Telecommunications	428	413	440	451	455
Bankcard expenses	548	481	448	476	570
Insurance and regulatory	1,238	1,244	1,200	1,187	1,014
Office supplies	457	497	484	493	484
Repossessed asset losses, net of expenses	196	234	78	946	321
Other expenses	1,907	2,152	2,268	2,101	2,880
Total Non-Interest Expense	$ 18,400	$ 19,804	$ 19,965	$ 20,551	$ 19,216
Employees (Full Time Equivalent)	805	801	812	815	809
Branch Locations	68	68	67	67	67

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	December 31 2010		December 31 2009
	(Unaudited)		
Assets			
Cash and due from banks	$ 50,043	$	59,116
Interest-bearing deposits in depository institutions	5,336		3,519
Federal funds sold	11,000		-
Cash and cash equivalents	66,379		62,635
Investment securities available-for-sale, at fair value	429,720		485,767
Investment securities held-to-maturity, at amortized cost	23,865		28,164
Total investment securities	453,585		513,931
Gross loans	1,865,000		1,792,434
Allowance for loan losses	(18,224)		(18,541)
Net loans	1,846,776		1,773,893
Bank owned life insurance	76,231		73,388
Premises and equipment	64,530		64,193
Accrued interest receivable	7,264		7,969
Net deferred tax assets	29,235		29,480
Intangible assets	56,573		57,010
Other assets	36,722		40,121
Total Assets	$ 2,637,295	$	2,622,620
Liabilities			
Deposits:			
Noninterest-bearing	$ 337,927	$	328,440
Interest-bearing:			
Demand deposits	486,737		457,293
Savings deposits	397,042		379,893
Time deposits	949,669		998,096
Total deposits	2,171,375		2,163,722
Short-term borrowings	112,710		118,329
Long-term debt	16,495		16,959
Other liabilities	21,854		14,708
Total Liabilities	2,322,434		2,313,718
Stockholders' Equity			
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;			
18,499,282 shares issued at December 31, 2010 and December 31, 2009			
less 2,994,501 and 2,616,161 shares in treasury, respectively	46,249		46,249
Capital surplus	103,057		102,917
Retained earnings	270,905		253,167
Cost of common stock in treasury	(102,853)		(90,877)
Accumulated other comprehensive loss:			
Unrealized gain/(loss) on securities available-for-sale	1,022		(1,880)
Unrealized gain on derivative instruments	295		3,063
Underfunded pension liability	(3,814)		(3,737)
Total Accumulated Other Comprehensive Loss	(2,497)		(2,554)
Total Stockholders' Equity	314,861		308,902
Total Liabilities and Stockholders' Equity	$ 2,637,295	$	2,622,620

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Credit-Related Net Investment Impairment Losses through December 31, 2010	Unrealized Gains (Losses)	Carrying Value
Mortgage Backed Securities	267,077	-	7,858	274,935
Municipal Bonds	66,074	-	290	66,364
Pooled Bank Trust Preferreds	27,090	(19,241)	(4,494)	3,355
Single Issuer Bank Trust Preferreds,				
Subdebt of Financial Institutions, and				
Bank Holding Company Preferred Stocks	93,211	(1,653)	(1,482)	90,075
Money Markets and Mutual Funds	1,617	-	(7)	1,610
Federal Reserve Bank and FHLB stock	12,553	-	-	12,553
Community Bank Equity Positions	10,337	(5,130)	(514)	4,693
Total Investments	$ 477,958	$ (26,024)	$ 1,651	$ 453,585

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	December 31 2010		September 30 2010		June 30 2010		March 31 2010		December 31 2009
Residential real estate	$	610,369	$	605,351	$	605,026	$	597,429	$	595,678
Home equity		416,172		411,481		404,789		398,443		398,752
Commercial, financial, and agriculture		796,370		765,331		778,114		761,223		752,052
Installment loans to individuals		41,300		42,407		43,859		43,597		44,239
Previously securitized loans		789		1,268		1,784		1,148		1,713
Gross Loans	$	1,865,000	$	1,825,838	$	1,833,572	$	1,801,840	$	1,792,434

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2009	$	1.7	$ 5.6	108%
2010		0.8	4.0	333%
2011		0.6	1.4	200%
2012		0.5	1.1	200%
2013		0.4	0.9	200%

a - 2009 and 2010 amounts are based on actual results. 2011, 2012, and 2013 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

		Three Months Ended December 31,				
	2010			2009		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 602,002	$ 7,624	5.02%	$ 590,284	$ 8,064	5.42%
Home equity	413,810	5,256	5.04%	397,088	5,744	5.74%
Commercial, financial, and agriculture	769,158	9,580	4.94%	752,870	10,095	5.32%
Installment loans to individuals	51,731	966	7.41%	50,430	1,008	7.93%
Previously securitized loans	986	699	281.26%	2,087	835	158.73%
Total loans	1,837,687	24,125	5.21%	1,792,759	25,746	5.70%
Securities:						
Taxable	421,648	4,646	4.37%	480,044	5,706	4.72%
Tax-exempt	50,584	698	5.47%	44,964	668	5.89%
Total securities	472,232	5,344	4.49%	525,008	6,374	4.82%
Deposits in depository institutions	5,134	-	-	5,546	1	0.07%
Federal funds sold	32,060	16	-	-	-	-
Total interest-earning assets	2,347,113	29,485	4.98%	2,323,313	32,121	5.49%
Cash and due from banks	54,314			51,956		
Bank premises and equipment	65,005			64,188		
Other assets	206,879			206,069		
Less: Allowance for loan losses	(18,680)			(19,641)		
Total assets	$ 2,654,631			$ 2,625,885		
Liabilities:						
Interest-bearing demand deposits	466,985	243	0.21%	435,374	377	0.34%
Savings deposits	392,438	224	0.23%	378,728	360	0.38%
Time deposits	959,249	5,575	2.31%	1,009,667	7,264	2.85%
Short-term borrowings	116,987	78	0.26%	128,995	135	0.42%
Long-term debt	16,737	162	3.84%	17,151	168	3.89%
Total interest-bearing liabilities	1,952,396	6,282	1.28%	1,969,915	8,304	1.67%
Noninterest-bearing demand deposits	359,647			331,012		
Other liabilities	21,547			17,739		
Stockholders' equity	321,041			307,219		
Total liabilities and stockholders' equity	$ 2,654,631			$ 2,625,885		
Net interest income		$ 23,203			$ 23,817	
Net yield on earning assets			3.92%			4.07%

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | Twelve Months Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 598,484	$ 31,218	5.22%	$ 595,518	$ 33,558	5.64%
Home equity	405,539	21,263	5.24%	392,077	23,909	6.10%
Commercial, financial, and agriculture	765,634	39,163	5.12%	756,745	41,614	5.50%
Installment loans to individuals	49,724	3,796	7.63%	49,733	4,158	8.36%
Previously securitized loans	1,207	4,016	332.73%	3,042	3,902	128.27%
Total loans	1,820,588	99,456	5.46%	1,797,115	107,141	5.96%
Securities:						
Taxable	458,398	20,594	4.49%	460,350	23,200	5.04%
Tax-exempt	49,517	2,826	5.71%	41,123	2,589	6.30%
Total securities	507,915	23,420	4.61%	501,473	25,789	5.14%
Deposits in depository institutions	5,249	-	-	5,340	11	0.21%
Federal funds sold	14,506	29	-	123	-	-
Total interest-earning assets	2,348,258	122,905	5.23%	2,304,051	132,941	5.77%
Cash and due from banks	53,384			51,655		
Bank premises and equipment	64,666			62,883		
Other assets	207,454			211,466		
Less: Allowance for loan losses	(19,265)			(21,306)		
Total assets	$ 2,654,497			$ 2,608,749		
Liabilities:						
Interest-bearing demand deposits	462,641	1,242	0.27%	428,342	1,703	0.40%
Savings deposits	389,385	1,016	0.26%	373,476	1,746	0.47%
Time deposits	983,310	24,349	2.48%	1,006,146	31,781	3.16%
Short-term borrowings	112,575	362	0.32%	134,016	529	0.39%
Long-term debt	16,876	658	3.90%	18,286	844	4.62%
Total interest-bearing liabilities	1,964,787	27,627	1.41%	1,960,266	36,603	1.87%
Noninterest-bearing demand deposits	354,988			328,985		
Other liabilities	18,692			24,917		
Stockholders' equity	316,030			294,581		
Total liabilities and stockholders' equity	$ 2,654,497			$ 2,608,749		
Net interest income		$ 95,278			$ 96,338	
Net yield on earning assets			4.06%			4.18%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	December 31 2010 (a)		September 30 2010		June 30 2010		March 31 2010		December 31 2009
Tier I Capital:									
Stockholders' equity	$	314,861	$	314,841	$	312,575	$	312,835	$	308,902
Goodwill and other intangibles		(56,378)		(56,487)		(56,596)		(56,705)		(56,810)
Accumulated other comprehensive loss (income)		2,497		(2,498)		(950)		330		2,554
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized Loss on AFS securities		(521)		(1,277)		(3,668)		(2,950)		(3,531)
Excess deferred tax assets		(2,904)		(2,916)		(3,530)		(3,827)		(3,412)
Total tier I capital	$	273,555	$	267,664	$	262,664	$	264,516	$	262,536
Total Risk-Based Capital:									
Tier I capital	$	273,555	$	267,664	$	262,664	$	264,516	$	262,536
Qualifying allowance for loan losses		18,224		18,364		19,456		18,982		18,687
Total risk-based capital	$	291,779	$	286,028	$	282,120	$	283,498	$	281,223
Net risk-weighted assets	$	1,970,635	$	1,949,080	$	1,952,076	$	1,935,071	$	1,926,824
Ratios:									
Average stockholders' equity to average assets		12.09%		11.90%		11.76%		11.87%		11.70%
Tangible capital ratio		10.01%		10.04%		9.86%		9.79%		9.77%
Risk-based capital ratios:									
Tier I capital		13.88%		13.73%		13.46%		13.67%		13.63%
Total risk-based capital		14.81%		14.68%		14.45%		14.65%		14.60%
Leverage capital		10.54%		10.30%		10.06%		10.28%		10.23%

(a) December 31, 2010 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	December 31 2010		September 30 2010		June 30 2010		March 31 2010		December 31 2009
Intangibles, net	$	56,573	$	56,682	$	56,791	$	56,900	$	57,010
Intangibles amortization expense		109		109		109		110		117

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

| | | Quarter Ended | | | |
	December 31 2010	September 30 2010	June 30 2010	March 31 2010	December 31 2009
Balance at beginning of period	$ 18,364	$ 19,456	$ 18,836	$ 18,541	$ 19,609
Charge-offs:					
Commercial, financial, and agricultural	174	2,046	796	361	1,821
Real estate-mortgage	823	654	637	423	448
Installment loans to individuals	38	43	20	26	87
Overdraft deposit accounts	1,867	615	565	550	737
Total charge-offs	2,902	3,358	2,018	1,360	3,093
Recoveries:					
Commercial, financial, and agricultural	29	28	378	9	88
Real estate-mortgage	27	12	38	23	31
Installment loans to individuals	37	29	53	50	37
Overdraft deposit accounts	326	350	346	493	394
Total recoveries	419	419	815	575	550
Net charge-offs	2,483	2,939	1,203	785	2,543
Provision for loan losses	2,343	1,847	1,823	1,080	1,475
Balance at end of period	$ 18,224	$ 18,364	$ 19,456	$ 18,836	$ 18,541
Loans outstanding	$ 1,865,000	$ 1,825,838	$ 1,833,572	$ 1,801,840	$ 1,792,434
Average loans outstanding	1,837,687	1,829,119	1,821,822	1,793,134	1,792,759
Allowance as a percent of loans outstanding	0.98%	1.01%	1.06%	1.05%	1.03%
Allowance as a percent of non-performing loans	156.39%	160.40%	177.78%	131.60%	132.02%
Net charge-offs (annualized) as a percent of average loans outstanding	0.54%	0.64%	0.26%	0.18%	0.57%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding	0.21%	0.58%	0.22%	0.16%	0.49%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	December 31 2010		September 30 2010		June 30 2010		March 31 2010		December 31 2009
Nonaccrual loans	$	10,817	$	11,220	$	10,246	$	14,008	$	13,583
Accruing loans past due 90 days or more		782		195		698		305		382
Previously securitized loans past due 90 days or more		54		34		-		-		79
Total non-performing loans		11,653		11,449		10,944		14,313		14,044
Other real estate owned, excluding property associated with previously securitized loans		9,316		12,636		12,722		10,800		11,729
Other real estate owned associated with previously securitized loans		-		-		-		-		-
Other real estate owned		9,316		12,636		12,722		10,800		11,729
Total non-performing assets	$	20,969	$	24,085	$	23,666	$	25,113	$	25,773
Non-performing assets as a percent of loans and other real estate owned		1.12%		1.31%		1.28%		1.39%		1.43%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	December 31 2010		September 30 2010		June 30 2010		March 31 2010		December 31 2009
Residential real estate	$	4,774	$	3,815	$	5,298	$	3,850	$	3,830
Home equity		2,276		2,863		1,763		1,818		2,396
Commercial, financial, and agriculture		775		262		3,680		498		601
Installment loans to individuals		147		106		168		133		172
Previously securitized loans		345		518		394		539		1,023
Overdraft deposit accounts		361		337		399		326		461
Total past due loans	$	8,678	$	7,901	$	11,702	$	7,164	$	8,483